Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross named to Dow Jones Sustainability Index North America

Toronto, Ontario – September 10, 2010 – Kinross Gold Corporation (TSX: K, NYSE:KGC) announced today that the Company has been named to the Dow Jones Sustainability North America Index (DJSI North America), which tracks leaders in sustainability among North America’s largest companies.

“This recognition is a tribute to our employees and their commitment to our core value of outstanding corporate citizenship,” said James Crossland, Kinross’ Executive Vice-President External Relations and Corporate Responsibility. “We have set high standards for managing corporate responsibility across our global operations, and seek continually to build on our record as a good neighbour wherever we operate.”

In 2009, Kinross launched a new corporate responsibility strategy that provides a blueprint for delivering on its commitment to responsible mining. The strategy is based on integrating corporate responsibility into business strategy at each stage of the mine cycle, a strong focus on two-way stakeholder engagement and partnerships, and a systematic and structured approach to managing and measuring corporate responsibility performance across the Company.

Earlier this year, Kinross was named one of “Canada’s Top 50 Socially Responsible Corporations” by Maclean’s magazine, and one of the “Best 50 Corporate Citizens in Canada” by Corporate Knights magazine. Kinross recently published its 2009 Corporate Responsibility Report at http://takingresponsibility2009.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com